VIA EDGAR

September 10, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Definitive Healthcare Corp. (the “Company”)

Registration Statement on Form S-1 (File No. 333-258990)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed initial public offering of its Class A common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 pm (ET) on September 14, 2021, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there has been distributed or will be distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the security as many copies of the Company’s preliminary prospectus dated September 7, 2021 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied with and will continue to comply with, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply with, the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

As representatives of the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ William Connolly III
Name: William Connolly III
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Bianca Buck
Name: Bianca Buck
Title: Vice President

MORGAN STANLEY & CO. LLC

By:	/s/ Lauren Cummings
Name: Lauren Cummings
Title: Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Authorized Signatory

[Signature Page to Acceleration Request by Underwriters]